Exhibit 14

Business Code of Conduct

Dated: September 2004
Authorized by: HR

1.0 Purpose

As a company team member, you are expected to accept certain responsibilities, follow acceptable business principles in matters of conduct and exhibit a high degree of integrity at all times. This Guideline covers a wide range of practices. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Seminis, Inc. and its Subsidiaries (collectively, the “Company”).

2.0 Policy

All of our employees must conduct themselves according to these Guidelines and seek to avoid even the appearance of improper behavior that might be harmful to themselves, co-workers, or the Company; might be viewed unfavorably by current or potential customers; or might be viewed unfavorably by the public at large in any of the many countries where the Company does business or is subject to regulation. Employees, officers, directors and consultants are encouraged to observe the highest standards of professionalism at all times and comply with the practices described below. Although consultants are expected to abide by these Guidelines, they shall act solely as independent contractors and nothing herein contained shall at any time be so construed as to create a relationship of employer and employee, partnership, principal and agent, or joint venturer. Additionally, all contracts the Company shall enter into with its agents following the date on which the Company adopts these Guidelines shall incorporate and attach a copy of these Guidelines, unless specifically approved otherwise in writing by the Company’s General Counsel.

2.1	Compliance with Laws, Rules and Regulations: Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from higher authorities.

2.2	Conflicts of Interest: A “conflict of interest” exists when a person’s private interest interferes in any way – or even appears to interfere – with the interests of the Company. A conflict can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives personal benefits as a result of his or her position in the Company.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. In addition, engaging in a competitive activity may result in the loss of benefits under your employment agreement, restricted stock units or other incentive awards.

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Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest are not always clear-cut, so if you have a question, or if a situation raises any doubt, you should promptly consult with higher levels of local management or with the Company’s General Counsel. Conflicts, or potential conflicts, can often be dealt with if disclosed early and completely.

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are presented or discovered through the use of corporate property, information or position. No employee may use Company property, information, or position for personal gain, and no employee may compete with the Company, directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

2.3	Competition and Fair Dealing: To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, it is a quality requirement that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. Employees may never give or receive cash gifts. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or permanent consultant unless it is appropriately modest in value; fully consistent with all laws or regulations; is consistent with customary business practices (including the practices of the Company); and cannot be construed as a bribe or improper inducement.

Company employees and permanent consultants may not, under any circumstances, solicit any third party to violate the above on behalf of the Company or any affiliate of the Company.

National laws and international treaties penalize illicit payments, especially to government officials, political figures, and their families. Penalties for violating these obligations can be severe – including imprisonment for individuals and potentially devastating financial penalties and negative publicity for companies. The Company emphasizes its insistence upon scrupulous adherence to all applicable standards regarding gifts and entertainment by all employees, and permanent consultants.

Please discuss with your supervisor any gifts or plans that you are not certain are appropriate.

Discrimination and Harassment: The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and

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unwelcome sexual advances. Employees should immediately report any improper discrimination or harassment to the appropriate supervisor or to the Corporate Vice-President for Human Resources.

2.5	Health and Safety: The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted under any circumstances. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

2.6	Record Keeping: The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Only the true and actual number of hours worked should be reported. Never shift costs to other customers or inappropriate work order numbers.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller. Rules and guidelines are available from the Accounting Department.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the General Counsel.

2.7	Confidentiality: Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the General Counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and

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customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

2.8	Protection and Proper Use of Company Assets: Loyalty to the Company also requires that employees help preserve Company assets, which include physical assets and also proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, plant variety protection, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Any unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties. All employees should do their best to make sure that Company property under their control is properly used and protected by adequate controls and safeguards.

2.9	Payments to Government Personnel: The Company, through the General Counsel, will provide guidance to employees and permanent consultants on appropriate means of dealing with foreign government officials. If you have any questions about the propriety of a proposed gift, payment, service or request, please consult your local management or the General Counsel.

3.0 Waivers of the Business Code of Conduct

The Company discourages waivers in this Code except in extraordinary circumstances. Any waiver of this Code for executive officers or directors may be made only by a Supermajority of the Board of Directors (as defined in the Stockholders’ Agreement, dated May 30, 2003, among the Company and the parties listed on the signature pages thereto) and will be promptly disclosed as required by law. Any waiver of this Code must be documented in writing and included in the books and records of the Company in full.

4.0 Reporting any Illegal or Unethical Behavior:

Employees are encouraged to talk to their supervisors when in doubt about the best course of action in a particular situation. In the instance where it would be inappropriate to discuss the matter with a supervisor, employees are encouraged to utilize the Whistleblower policy or contact the General Counsel with any concerns. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

5.0 Compliance Procedures

We must all work to ensure that we follow the Business Code of Conduct. However, in some situations it is difficult to resolve the application of relevant laws, regulations or Company

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policies to a particular set of circumstances or proposed course of action. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

5.1	Get all the facts. In order to reach intelligent solutions, we must be as fully informed as possible.

5.2	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will have a broader perspective and be more knowledgeable about the question, and will appreciate being brought into the decision making process. Remember that it is your supervisor’s responsibility to help solve problems.

5.3	If necessary, approach the General Counsel or Corporate Vice-President for Human Resources, as applicable under these guidelines. In many cases, they will have a broader perspective and more experience with your questions or concerns.

5.4	You may report ethical violations in confidence and without fear of retaliation using the Whistleblower policy. If your situation requires that your identity be kept secret, reasonable steps will be taken to protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

5.5	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.